March 14, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	TransDigm Group Incorporated (the “Company”)

Registration Statement on Form S-4

Filed February 6, 2013

File No. 333-186494

Form 10-K for the Fiscal Year Ended

September 30, 2012

Filed November 16, 2012

File No. 001-32833

Form 10-Q for the Fiscal Quarter Ended

December 29, 2012

Filed February 5, 2013

File No. 001-32833

Dear Mr. Dobbie:

We are writing to inform you that we are in receipt of your comment letter dated March 1, 2013. The Company is currently preparing its response to such comment letter, including Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-186494), filed with the Commission on February 6, 2013, and expects to file its response, including the amended registration statement, with the Commission on or prior to March 29, 2013.

If you have questions or if we can be of any assistance in this matter, please do not hesitate to call the undersigned at (216) 706-2949.

Very truly yours,

/s/ Michael D. Borowski
Michael D. Borowski
Director of Financial Reporting
TransDigm Group Incorporated